Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190955

Relating to the Preliminary Prospectus Supplement dated December 2, 2013

(to Prospectus dated September 3, 2013)

Starbucks Corporation

Pricing Term Sheet

$750,000,000

$400,000,000 0.875% Senior Notes due 2016

$350,000,000 2.000% Senior Notes due 2018

December 2, 2013

Issuer:	Starbucks Corporation

Ratings (Moody’s/S&P/Fitch):*	Baa1/A-/A-

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	December 2, 2013

Settlement Date:	December 5, 2013 (T+3)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

HSBC Securities (USA) Inc.

Rabo Securities USA, Inc.

Samuel A. Ramirez & Company, Inc.

Lebenthal & Co., LLC

Mischler Financial Group, Inc.

The Williams Capital Group, L.P.

Title:	0.875% Senior Notes due 2016	2.000% Senior Notes due 2018

Principal Amount:	$400,000,000	$350,000,000

Maturity Date:	December 5, 2016	December 5, 2018

Interest Payment Dates:	June 5 and December 5, beginning June 5, 2014	June 5 and December 5, beginning June 5, 2014

Interest Payment Record Dates:	May 20 and November 20	May 20 and November 20

Benchmark Treasury:	UST 0.625% due November 15, 2016	UST 1.25% due November 30, 2018

Benchmark Treasury Price/Yield:	100-06; 0.561%	99-06 3⁄4; 1.414%

Spread to Benchmark Treasury:	+ 38 basis points	+ 63 basis points

Yield to Maturity:	0.941%	2.044%

Coupon (Interest Rate):	0.875% per annum	2.000% per annum

Price to Public (Issue Price):	99.805%	99.792%

Optional Redemption:	The 2016 notes will be redeemable at the Issuer’s option at any time, in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2016 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2016 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 7 basis points, plus (B) accrued and unpaid interest on the 2016 notes being redeemed to the redemption date.

The 2018 notes will be redeemable at the Issuer’s option at any time prior to November 5, 2018 (one month prior to their December 5, 2018 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2018 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2018 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 10 basis points, plus (B) accrued and unpaid interest on the 2018 notes being redeemed to the redemption date.

At any time on or after November 5, 2018 (one month prior to their December 5, 2018 maturity date), the Issuer may redeem the 2018 notes in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the 2018 notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of either series of the notes by Moody’s and S&P), the Issuer will be required to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of either series of the notes by Moody’s and S&P), the Issuer will be required to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	855244AE9/US855244AE98	855244AF6/US855244AF63

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling or emailing Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or dg.prospectus_requests@baml.com; or calling J.P. Morgan Securities LLC collect at (212) 834-4533; or calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649.